                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 2

                              Argonaut Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   040157 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Caroline W. Singleton
                          335 N. Maple Drive, Suite 177
                             Beverly Hills, CA 90210
                                 (310) 278-1777
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 13, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  040157 10 9                  13D                    Page 2 of 4 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Caroline W. Singleton, Sole Trustee of the Singleton Family Trust,

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON        10   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  040157 10 9                   13D                   Page 3 of 4 Pages



These statements relate to the Schedule 13D filed on August 25, 1999 by Caroline
W. Singleton as the sole trustee of the Singleton Family Trust, as amended by Amendment No. 1 filed on February 11, 2000, with regard to the beneficial ownership of common stock, par value $0.10 per share, of Argonaut Group, Inc. (the "Company") and constitutes Amendment No. 2 thereto.

The following items are amended and restated in their entirety as follows:

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         The Survivor's Trust of the Singleton Family Trust (the "Trust"), of which I am the sole trustee, is contributing 4,663,056 shares of the Company (the "Shares") to the Singleton Group LLC (the "LLC"). The Trust is the sole member of the LLC.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         I am transferring the Shares from the Trust to the LLC for personal financial planning purposes.

         I have no plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of
Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         I no longer have voting or dispositive power with respect to the Shares in my capacity as trustee of the Trust. However, I share voting and dispositive power with respect to the Shares in my capacity as a manager of the LLC under the LLC operating agreement. Concurrent with this filing, I am reporting beneficial ownership of the Shares as a member of a group in my capacity as a manager of the LLC on a joint 13D with the LLC and the other managers of the LLC.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See response to Item 5.

--------------------------------------------------------------------------------

CUSIP No.  040157 10 9                  13D                    Page 4 of 4 Pages



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 19, 2000
                                        ----------------------------------------
                                                         (Date)


                                              /s/ CAROLINE W. SINGLETON
                                        --------------------------------------
                                                       (Signature)


                                        Caroline W. Singleton, Sole Trustee of
                                        the Singleton Family Trust
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).